Exhibit 99.1

Re: Resignation of Auditors

A letter dated April 19, 2019 from HHC, the Company’s Independent Registered Public Accounting Firm, was received by the Board of Directors and is attached hereto in its entirety. According to the letter, HHC has resigned based on the latest Company’s reports dated April 17, 2019 and April 18, 2019.

The Company is studying this development.